Mail Stop 3233
                                                            August 20, 2018


Via E-mail
James A. Graf
Chief Executive Officer
Graf Industrial Corp.
118 Vintage Park Blvd., Suite W-222
Houston, Texas 77070

       Re:     Graf Industrial Corp.
               Draft Registration Statement on Form S-1
               Submitted July 24, 2018
               CIK No. 0001745317

Dear Mr. Graf:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 James A. Graf
Graf Industrial Corp.
August 20, 2018
Page 2

Underwriting

Determination of Offering Price, page 135

2. Please describe the various factors considered in determining the exercise price of $11.50 of the warrants issued as part of the units sold in this offering. Refer to Item 505(b) of
        Regulation S-K.

       You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kristi Marrone,
Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202)
551-3207 or me at (202) 551-3391 with any other questions.


                                                            Sincerely,

                                                            /s/ Erin E. Martin

                                                            Erin E. Martin
                                                            Legal Branch Chief
                                                            Office of Real
Estate and
                                                            Commodities
cc:     Joel Rubinstein
        Winston & Strawn LLP